UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

Commission file number 001-31978

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ASSURANT 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ASSURANT, INC.
28 LIBERTY STREET, 41ST FLOOR
NEW YORK, NY 10005

Assurant 401(k) Plan
Financial Statements
and Supplemental Schedule
December 31, 2014

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Amounts are presented in United States of America ("U.S.") dollars and all amounts are in thousands, except number of shares and certain balances designated with an asterisk (*).

Report of Independent Registered Public Accounting Firm

To the Administrator of
Assurant 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan (the “Plan”) at December 31, 2014 and December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 26, 2015

Assurant 401(k) Plan
Statements of Net Assets Available for Benefits
At December 31, 2014 and 2013
(in thousands)

	December 31,
	2014	2013
Assets
Investments, at fair value	$1,317,957	$1,246,278
Receivables:
Employer contributions	2,233	2,449
Employee contributions	1,924	1,836
Notes receivable from participants	26,547	24,383
Other receivables	—	7
Total receivables	30,704	28,675
Total assets	1,348,661	1,274,953
Liabilities
Accounts payable	2	—
Net assets available for benefits	$1,348,659	$1,274,953
The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014
(in thousands)

Year Ended December 31, 2014
Additions
Investment income:
Dividends	$40,214
Net appreciation in fair value of investments:
Collective investment trusts	30,618
Mutual funds	12,446
Assurant, Inc. common stock	887
43,951
Interest from notes receivable from participants	1,023
85,188
Contributions:
Employer (net of forfeitures)	42,520
Employee	62,310
104,830
Asset transfers in	1,513
Other	(36)
Total additions	191,495
Deductions
Benefits paid to participants	117,719
Loan fees paid by participants	70
Total deductions	117,789
Net increase	73,706
Net assets available for benefits
Beginning of year	1,274,953
End of year	$1,348,659
The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
(in thousands)

1. Description of the Plan

The following description of the Assurant 401(k) Plan (“the Plan”) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.
General. The Plan is a contributory defined contribution retirement plan covering substantially all employees of the Employer and its subsidiaries with participation by the employee on a voluntary basis. The Plan became effective June 21, 1983 and was amended and restated as of January 1, 2006, and most recently amended and restated as of January 1, 2012 to adopt a Qualified Automatic Contribution Arrangement (“QACA”) Safe Harbor plan design with an automatic savings and investments program. The Plan Administrator is the Employer’s Benefit Plans Committee.

Over time, various 401(k) plans have been merged into the Plan due to Company acquisitions. Asset transfers in during 2014 primarily relate to the acquisition of Streetlinks, LLC in April 2014. If a participant rolled over a balance under any of these plans, the account is now held by the Plan and is generally subject to the Plan’s current rules. However, there are certain situations where the rules of the predecessor plan may apply.

b.	Contributions. Participants direct the investment of all contributions into various investment options offered by the Plan.

i.
Employee Contributions - Employees are eligible to participate in the Plan 30 days after beginning employment. Eligible employees are automatically enrolled at a 3% pre-tax contribution rate. Employees have the option to elect a different contribution rate or to opt out of the automatic contributions. Additionally, employees who are contributing less than 6% to the Plan on a pre-tax basis were automatically enrolled in the annual increase program, which increases their pre-tax contribution rate on or after December 31st of each year by one percentage point until their pre-tax contribution rate reaches 6%. Employees have the option to opt out of the automatic annual increase program. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $17.5 for 2014. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $5.5 in 2014. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

ii.
Employer Contributions - Employees are immediately eligible for the Employer Matching Contribution after they enter the Plan. The Employer Matching Contribution is uniform. The Employer Matching Contribution is based on 100% of employee deferrals up to 6% of eligible pay contributed by the participant on a pre-tax basis. These contributions are contributed on a payroll by payroll basis. To ensure that each eligible employee receives the maximum eligible Company match, the True-up Employer Matching Contribution is made at year end.

c.
Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses.

d.
Vesting. A participant becomes vested in their Company Contribution Account based upon their years of vesting service. The participant will not become vested in the Company Contribution Account until they have two years of vesting service, at which time they will become 100% vested. In addition, a participant becomes 100% vested when they reach normal or early retirement date, when they reach the first anniversary of the date on which they became totally disabled or if they die while employed by the Employer. Any contributions that were made to the plan prior to January 1, 2012 maintain a three year vesting schedule.

e.
Participant Loans. Participants may borrow a minimum of $0.5 up to a maximum equal to the lesser of $50 from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2014, outstanding participant loans had interest rates ranging from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions. Related loan fees and expenses incurred by the Plan are paid by Assurant, Inc., except for loan origination and annual maintenance fees on loans initiated on

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
(in thousands)

or after April 1, 2003, which are paid by the loan participants.

f.
Payment of Benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income (loss) accrued thereon, if any.

g.
Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal of the vested account balance is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59½ withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

h.
Forfeitures. Forfeited balances of terminated participants' non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and Employer contributions. For the year ended December 31, 2014, the amount of forfeitures used to reduce Employer contributions was $710. As of December 31, 2014, the remaining forfeitures balance was $628.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.

Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, collective investment trusts and money market funds, all of which are valued at their year-end net asset value, and Assurant, Inc. stock, which is valued at its year-end closing price. The net asset value is based on the closing market prices of the securities in the investment vehicle's portfolio.

Notes receivable from participants (participant loans) are stated at their unpaid principal balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Net appreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains and losses from security transactions are recorded on the average cost method.

Benefit payments and transfers are recorded when paid.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
(in thousands)

3. Fair Value Measurements

The fair value measurements and disclosures guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Plan has categorized its recurring basis financial assets into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The levels of the fair value hierarchy are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets that the Plan can access.

•
Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset.

•
Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset.

A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain assets within the fair value hierarchy.

The following table presents the Plan’s fair value hierarchy for those recurring basis assets as of December 31, 2014.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Index funds	$193,631	$193,631	$—	$—
Fixed income funds	110,807	110,807	—	—
U.S. large cap funds	274,614	274,614	—	—
U.S. small cap funds	114,828	114,828	—	—
International funds	88,863	88,863	—	—
Money market funds	124,706	124,706	—	—
Collective investment trusts	379,955	—	379,955	—
Assurant, Inc. common stock	30,553	30,553	—	—
Total financial assets	$1,317,957	$938,002	$379,955	$—

The following table presents the Plan's fair value hierarchy for those recurring basis assets as of December 31, 2013.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
(in thousands)

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$313,582	$313,582	$—	$—
Index funds	182,249	182,249	—	—
Fixed income funds	111,617	111,617	—	—
U.S. large cap funds	255,119	255,119	—	—
U.S. small cap funds	118,614	118,614	—	—
International funds	96,202	96,202	—	—
Money market funds	138,238	138,238	—	—
Assurant, Inc. common stock	30,657	30,657	—	—
Total financial assets	$1,246,278	$1,246,278	$—	$—
There were no transfers between Levels 1, 2 and 3 financial assets in 2014 and 2013.

Three different valuation techniques can be used in determining fair value for financial assets: the market, income or cost approaches. The three valuation techniques described in the fair value measurements and disclosures guidance are consistent with generally accepted valuation methodologies. For all the financial assets included in the above hierarchy, the market valuation technique is used. The market approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds, money market funds and stock).

While not all three approaches are applicable to all financial assets, where appropriate, one or more valuation techniques may be used. For the years ended December 31, 2014 and December 31, 2013, the application of the valuation technique applied to the Plan’s classes of financial assets has been consistent.

Level 1 Assets:

The Plan’s assets classified as Level 1 as of December 31, 2014 and December 31, 2013 consisted of mutual funds, money market funds and stock that are publicly listed and/or actively traded in an established market.

Level 2 Assets:

The Plan’s assets classified as Level 2 as of December 31, 2014 consisted of collective investment trusts established for employee benefit plans. The trusts invest substantially all of their assets in a master trust, whose underlying investments are valued based on quoted prices in an active market. The trusts’ fair values are based on the end of day net asset value per share of the master trust. The Plan's investment in the trust may be redeemed daily.

The Plan Sponsor evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include, but are not limited to:

•There are few recent transactions,

•Little information is released publicly,

•The available prices vary significantly over time or among market participants,

•The prices are stale (i.e., not current), and

•The magnitude of the bid-ask spread.

Illiquidity did not have an impact in the fair value determination of the Plan’s financial assets.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
(in thousands)

The Plan Sponsor obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

4. Investments

The Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2014 and 2013, the Plan held the following investments whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2014:
American Funds EuroPacific Growth Fund	$81,269
PIMCO Total Return Fund - Institutional Class	94,862
T. Rowe Price Small-Cap Stock Fund	114,828
Touchstone Sands Capital Growth Fund - Institutional	127,825
Vanguard 500 Index Fund	175,084
Vanguard Target Retirement 2025 Trust I	75,322
Vanguard Windsor II Fund	80,528
Vanguard Prime Money Market Fund	124,706

Fair value at December 31, 2013:
American Funds EuroPacific Growth Fund	$89,435
PIMCO Total Return Fund - Institutional Class	100,827
T. Rowe Price Small-Cap Stock Fund	118,614
Touchstone Sands Capital Growth Fund - Institutional	122,601
Vanguard 500 Index Fund	166,308
Vanguard Target Retirement 2025 Fund	64,964
Vanguard Windsor II Fund	74,707
Vanguard Prime Money Market Fund	138,238

The Plan's investments (including realized gains and losses on investments sold during the year), appreciated in value by $43,951 in 2014, as follows:

Net Appreciation in Fair Value
Collective investment trusts	30,618
Mutual funds	12,446
Assurant, Inc. common stock	887
$43,951

5. Plan Amendments

There were no significant amendments to the Plan during the year ended December 31, 2014.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2009, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification.

The Plan has been amended since receiving the determination letter. On January 31, 2013, the Plan submitted an application for a new letter for the Assurant 401(k) Plan as amended and restated. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust is tax exempt. Since the trust is exempt from taxation, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2010.

7. Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the trustee to pay all liabilities and expenses of the trust fund. In the event of Plan termination, all participants would become 100% vested in all of their accounts.

8. Related Parties

Certain Plan investments are shares of collective investment trusts, mutual funds and money market funds managed by the Trustee. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Trustee was $861,026, or 65%, and $777,377, or 62%, at December 31, 2014 and December 31, 2013, respectively. During 2014, the Plan’s allocated portion of interest and dividends, realized (losses) and unrealized gains from investments managed by the Trustee was $15,533, $(4,091) and $51,764 respectively.

Loan fees paid by participants of $70 for the year ended December 31, 2014 represent maintenance fees paid to Vanguard by Plan participants.

The Plan Sponsor pays for certain expenses related to the Plan. These expenses include asset management fees to registered investment companies other than Vanguard, audit fees and legal fees. During 2014, the Plan Sponsor paid $26 to Vanguard for administration fees, $66 for audit fees and $17 for legal expenses related to the Plan.

A participant may change the investment of any portion of the participant’s account that is invested in Assurant, Inc. stock into one or more other investment funds at any time in accordance with Plan rules.

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (“ESOP”) as a component of the Plan. Under the ESOP, Assurant, Inc. stock became an available investment option for participants of the Plan. This program allows participants to transfer up to 25% of their current account balance into Assurant, Inc. stock as well as allocate up to 25% of future contributions to the fund.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
(in thousands)

Each participant who has any portion of his account invested in Assurant, Inc. stock may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in Assurant, Inc. stock. Each Participant will be 100% vested at all times in any cash dividends that he elects to have either reinvested in Assurant, Inc. stock or paid to him.

When any participant who has not made an election regarding payment of dividends first invests into Assurant, Inc. stock, he shall be given the opportunity to make such an election. If a participant fails to make such an election, dividends paid on the Assurant, Inc. stock will be reinvested in Assurant, Inc. stock.

At December 31, 2014 and 2013, the Plan held 446,493 and 461,909 shares, respectively, of common stock of Assurant Inc., with a fair value of $30,553 and $30,657, respectively, and a cost basis of $18,815 and $17,834, respectively. For the year ended December 31, 2014, the Plan recorded dividend income of $478 from the investment in Assurant, Inc. common stock.

9. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment and liquidity risks associated with each of the investment vehicles in which the Plan invests are described in the prospectus and statement of additional information for each of the mutual funds and collective investment trusts (together, the "funds/trusts"). The Plan is subject to such risks as a result of its investment in the funds/trusts.

The price of securities held by the funds/trusts may decline in response to certain events, including those directly involving the companies whose securities are owned by the funds/trusts; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the funds/trusts may involve large price swings and potential for loss.

Investments in securities issued by entities based outside the United States may be subject to the risk described above and may also be affected by currency controls; different accounting, auditing, financial reporting and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.

Concentration of investment risk

At December 31, 2014, Plan participants' accounts that are invested in Assurant, Inc. stock are exposed to market risk since a significant decline in the market value of Assurant, Inc. common stock could occur.

10. Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2014 and 2013.

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,348,659	$1,274,953
Less: Deemed distributions from current year	(7)	(5)
Less: Deemed distributions from prior years	(105)	(101)
Net assets available for benefits per Form 5500	$1,348,547	$1,274,847

Deemed distributions are participant loans that are deemed uncollectible.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013
(in thousands)

11. Subsequent Events

The Plan has evaluated subsequent events through June 26, 2015, the date the financial statements were available to be issued.

Supplemental Schedule

Assurant 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
At December 31, 2014
(in thousands except number of shares and per share amounts)

Identity of issuer, borrower, lessor or similar party	Description of Investment Including Number of Shares/Units, Maturity Date and Rate of Interest	Cost	Current Value
Common stock
Assurant, Inc. Common Stock *	446,493 shares	$18,815	$30,553
Collective investment trusts
Vanguard Target Retirement 2010 Trust I *	161,083 shares	6,553	6,952
Vanguard Target Retirement 2015 Trust I *	802,084 shares	32,570	34,867
Vanguard Target Retirement 2020 Trust I *	1,422,982 shares	57,673	62,113
Vanguard Target Retirement 2025 Trust I *	1,748,819 shares	69,499	75,322
Vanguard Target Retirement 2030 Trust I *	1,398,645 shares	55,112	59,792
Vanguard Target Retirement 2035 Trust I *	1,063,307 shares	41,974	45,690
Vanguard Target Retirement 2040 Trust I *	829,815 shares	33,455	36,280
Vanguard Target Retirement 2045 Trust I *	588,724 shares	23,712	25,662
Vanguard Target Retirement 2050 Trust I *	362,184 shares	14,791	15,885
Vanguard Target Retirement 2055 Trust I *	94,360 shares	4,772	5,051
Vanguard Target Retirement 2060 Trust I *	41,334 shares	1,125	1,161
Vanguard Target Retirement Income Trust I *	249,053 shares	10,682	11,180
Total collective investment trusts		351,918	379,955
Mutual funds
American Funds EuroPacific Growth Fund	1,727,652 shares	69,244	81,269
PIMCO Total Return Fund - Institutional Class	8,898,864 shares	96,513	94,862
T. Rowe Price Small-Cap Stock Fund	2,590,876 shares	87,955	114,828
Touchstone Sands Capital Growth Fund - Institutional	5,744,933 shares	109,952	127,825
Vanguard 500 Index Fund *	922,027 shares	113,985	175,084
Vanguard Extended Market Index Fund *	278,361 shares	14,761	18,547
Vanguard Growth and Income Fund *	973,140 shares	61,657	66,261
Vanguard Windsor II Fund *	2,158,351 shares	64,323	80,528
Vanguard Total Bond Market Index Fund *	1,466,871 shares	15,936	15,945
Vanguard Total International Stock Index Fund	73,034 shares	7,900	7,594
Total mutual funds		642,226	782,743
Money market funds
Vanguard Prime Money Market Fund *	124,706,127 shares	124,706	124,706
Total investments		$1,137,665	$1,317,957
Notes receivable from participants *	Interest rates range from 4.25% to 9.25% with maturities through 2024	$26,547	$26,547
(*) Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan

Date: June 29, 2015	By:	/s/ Celine Stricoff
	Name:	Celine Stricoff
	Title:	Assistant Vice President, Retirement Plans and Member of the Benefit Plans Committee

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER
23.1	Consent of Independent Registered Public Accounting Firm	16